82-3470

RECEIVED
2006 MAY -2 A 10:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

INVESTOR SERVICE CENTRE
ITC Limited
37, J.L.Nehru Road, Kolkata 700 071
Telephone: 91 33 22886426 / 0034
Fax: 91 33 22882358
e-mail : isc@itc.in

26th April, 2006

The Secretary
The Calcutta Stock Exchange
Association Ltd.,
7, Lyons Range
Kolkata 700 001

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
The National Stock Exchange of
India Limited
Exchange Plaza, Bandra-Kurla
Complex, Bandra (E)
Mumbai - 400 051

06012990

SUPPL

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 26th April, 2006 for the half year ended 31st March, 2006 from M/s. Vinod Kothari & Co., practising Company Secretaries, relating to issuance/delivery of Share Certificates lodged with the Company for transfer, sub-division, consolidation, renewal etc.

Yours faithfully,
ITC Limited

(ARUN BOSE)
Assistant Secretary

Encl : As above.

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

ITC Limited
INVESTOR SERVICE CENTRE
ITC Limited
37, J.L.Nehru Road, Kolkata 700 071
Telephone: 91 33 22886426 / 0034
Fax: 91 33 22882358
e-mail : isc@itc.in

Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Shop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

Society de la Bouse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

NOO & 1st Copy

cc: Mr. Julian Hoffman - For submission to Luxembourg Stock Exchange.
Banque Generale du
Luxembourg S.A.
50 Av. J.F. Kennedy
L-2951 Luxembourg

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

Dated: 26 April 2006

To
ITC Limited
ITC Centre
37, JL Nehru Road
Kolkata – 700 071

TO WHOMEVER IT MAY CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of **ITC LIMITED** for the purpose of issuing certificate under sub – clause (c) of Clause 47 of the Listing Agreement with Stock Exchange and hereby certify that the Company has despatched, during the half-year ended 31st March 2006:

(a) All certificates of shares within one month from the date of lodgment of valid and complete transfer documents unless the Company has been precluded from doing so by an order of a competent authority or a notice issued by the transferor/investor.

(b) All certificates of shares issued on sub-division, consolidation, renewal and exchange of certificates within one month from the date of lodgment of the same with the Company.

Vinod Kothari & Co. ★ Company Secretaries ★

(Vinod Kumar Kothari)
VINOD KOTHARI & COMPANY
ACS No. - 4718
COP No. – 1391

Place: Kolkata
Date : 26.04.2006

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

26th April, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Secretarial Audit Report for the quarter ended 31st March, 2006

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 25th April, 2006, for the quarter ended 31st March, 2006, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 31st March, 2006
2.	ISIN	: INE154A01025
3.	Face Value	: Re. 1/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. (NSE) b) Bombay Stock Exchange Ltd. (BSE) c) The Calcutta Stock Exchange Association Ltd. (CSE)

		Number of shares (Re. 1/- each)	% of Total Issued Capital
10	Issued Capital (as on 31st March, 2006)	3,75,51,78,860	100.00
11	Listed Capital	3,75,33,79,900	99.95

12. Held in dematerialised form in CDSL : 2,75,06,363 shares.

13. Held in dematerialised form in NSDL : 2,36,18,00,857 shares.

14. Physical : 1,36,58,71,640 shares.

15. Total No. of shares (12+13+14) : 3,75,51,78,860 shares.

Vinod Kothari & Co. Company Secretaries

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

16. Reasons for difference if any, between : (10 & 11), (11 & 15)

(i) 24,220 Ordinary Shares of Re. 1/- each (2,422 Ordinary Shares of Rs. 10/- each originally) issued and allotted in the physical form upon amalgamation of erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company have not been listed on NSE and BSE as these shares are subject matter of legal disputes, etc.

(ii) 17,74,740 Bonus Shares of Re. 1/- each issued and allotted by the Company in the physical form have not been listed on NSE and BSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchange
Allotment of Ordinary Shares under the Company's Employee Stock Option Scheme	41,990 Ordinary Shares of Re. 1/- each	Applied	Yes	Yes	Yes	None

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not, Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil

22. Name, Telephone & Fax No. of Compliance officer of the Company : Mr. Arun Bose
2288-7043(D),2288-6426/0034
2288-2358 (Fax)

Vinod Kothari & Co. Company Secretaries

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

23. Name, Address, Tel. & Fax No., Regn No. of Auditor	: M/s Vinod Kothari & Co. 1012 Krishna Building 224 A J C Bose Road Kolkata – 700 017 2281-7715/1276, 2281-3742 (Fax) ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.
25. Any other detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.

Place : Kolkata
Date : 25/4/2006

(Vinod Kumar Kothari)
For Vinod Kothari & Co.

ACS No. 4718
COP NO. 1391